Mail Stop 4561

September 5, 2008

Mr. Richard Surber
President
Nexia Holdings, Inc.
59 West 100 South, Second Floor
Salt Lake City, UT 84101

> **Re: Nexia Holdings, Inc.**
> **Item 4.01 Form 8-K**
> **Filed July 24, 2008**
> **File No. 033-22128-D**

Dear Mr. Surber:

We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jonathan Wiggins
Staff Accountant